Reich & Tang Government Securities Trust
                                600 Fifth Avenue
                            New York, New York 10020





VIA EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: Reich & Tang Government Securities Trust - CIK. No. 0000783749 Request for Withdrawal of Registration Statement on Form N-1A File No. 033-01696
                 --------------------------------------------------------------

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for Reich & Tang Government Securities Trust (the "Trust"). The Trust filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on February 25, 1985.

The Trust intends to file an application for deregistration on Form N-8F pursuant to section 8(f) of the Investment Company Act of 1940, as amended, for an order declaring that the Trust has ceased to be an investment company. The Trust seeks to obtain an order on the basis that it has distributed substantially all of its assets to its shareholders and is effecting a winding up of its affairs.

Based on the above, the Trust submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Trust's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                                 Very truly yours,



                                                 /s/ Molly Flewharty
                                                 -------------------
                                                 Molly Flewharty